NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 23, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 11, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Business Combination Agreement and Plan of Merger between SC Health Corporation and Rockley Photonics Limited became effective on August 11, 2021. Following the Business Combination, the Units, each consisting of one Class A Ordinary Share, and one half of one Warrant will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. In addition, each share of Class A Ordinary Share will convert into the right to receive one Ordinary Share of Rockley Photonics Holdings Limited and each Warrant will convert into the right to receive one Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share, of Rockley Photonics Holdings Limited. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading prior to market open on August 12, 2021.